Exhibit 99.1

NeuroSense to Strengthen PrimeC Canadian ALS Submission With New NfL Data

Expanded package to include new neurofilament light chain (NfL) analysis; Health Canada confirms March 2027 filing timeline

Submission would be PrimeC’s first marketing application in any jurisdiction, potentially addressing approximately 4,000 Canadians living with ALS

CAMBRIDGE, Mass., Nov. 2, 2026 /PRNewswire/ -- NeuroSense Therapeutics Ltd. (NASDAQ: NRSN) ("NeuroSense" or the "Company"), a late-stage clinical biotechnology company developing treatments for neurodegenerative diseases, today announced plans to incorporate newly generated data into its New Drug Submission (NDS) to Health Canada for PrimeC, its lead investigational therapy for amyotrophic lateral sclerosis (ALS). The NDS would be PrimeC’s first marketing application in any jurisdiction, and the Company believes the additional data will strengthen the application and expand the evidence available for regulatory review.

The March 2027 filing target updates the previously announced December 2026 timetable, allowing the additional data to be included. Health Canada has confirmed it has no concerns with the revised timing.

The planned filing follows completion of the pre-submission process and alignment with Health Canada on the proposed submission content and structure. The expanded package will combine the Phase 2b PARADIGM results published in JAMA Neurology with a new neurofilament light chain (NfL) analysis and additional unpublished data from the Phase 2b PARADIGM trial. The Company expects the NfL analysis to provide further biomarker evidence supporting the clinical findings observed in PARADIGM. In the new analysis, PrimeC-treated participants demonstrated a greater reduction in NfL compared to placebo, with an even more pronounced effect observed in participants with higher baseline functionality. Additional statistical analyses are underway to further characterize these findings and support their incorporation into the planned submission to Health Canada.

Following acceptance of the NDS for review, Health Canada’s standard review target for an NDS is approximately 300 calendar days. If approved, PrimeC would receive its first regulatory authorization and would address a population of approximately 4,000 Canadians living with ALS, with approximately 1,000 new diagnoses each year. In parallel, the Company is advancing discussions with potential commercialization partners for Canada.

"Neurofilament light chain is one of the most widely used measures of neuronal injury in ALS, and adding this analysis to the PARADIGM results gives Health Canada a broader body of evidence on which to evaluate PrimeC’s potential benefit for people living with ALS," said Alon Ben-Noon, Chief Executive Officer of NeuroSense. "Canada is our nearest path to patients, and our priority is to submit the most complete application we can. In parallel, we are preparing for the FDA-cleared U.S. Phase 3 PARAGON trial."

About NeuroSense

NeuroSense Therapeutics is a late-stage clinical biotechnology company developing novel treatments for severe neurodegenerative diseases, including amyotrophic lateral sclerosis (ALS) and Alzheimer’s disease. The Company’s lead product candidate, PrimeC, is a novel oral therapy designed to target multiple key biological pathways underlying disease progression, including neuroinflammation, oxidative stress and dysregulated iron metabolism.

Results from NeuroSense’s Phase 2b PARADIGM study of PrimeC in ALS have been published in JAMA Neurology.

NeuroSense has received clearance from the U.S. Food and Drug Administration (FDA) to initiate its pivotal Phase 3 clinical trial (PARAGON) in ALS, to be conducted primarily in the United States. The Company is working with the FDA on an optimized design for the study.

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About PrimeC

PrimeC, NeuroSense’s lead drug candidate, is a novel extended-release oral formulation composed of a unique fixed-dose combination of two FDA-approved drugs: ciprofloxacin and celecoxib. PrimeC is designed to target several key mechanisms that contribute to neuronal degeneration, inflammation, iron accumulation and impaired ribonucleic acid ("RNA") regulation, with the potential to inhibit disease progression.

About ALS

Amyotrophic lateral sclerosis ("ALS") is an incurable neurodegenerative disease that causes progressive paralysis and, typically, death within 3 years of symptom onset. Every year, more than 5,000 people are diagnosed with ALS in the U.S. alone, with an annual disease burden of $1 billion. The number of people living with ALS is expected to grow by 24% by 2040 in the U.S. and EU.

Forward-Looking Statements

This press release contains "forward-looking statements" that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements may be identified by the use of words such as "anticipate," "believe," "expect," "intend," "may," "plan," "potential," "target," "will," or similar expressions, although not all forward-looking statements contain these words. These forward-looking statements include, without limitation, statements regarding the Company’s planned New Drug Submission (NDS) to Health Canada for PrimeC, the anticipated timing of such submission, the completion and incorporation of additional clinical and biomarker analyses, including neurofilament light chain (NfL), the potential contribution of such analyses to the regulatory assessment of PrimeC, the anticipated regulatory review process and timelines, the Company’s discussions with potential commercialization partners for Canada, the potential patient population for PrimeC and estimated annual ALS diagnoses in Canada, and the Company’s plans to advance its Phase 3 PARAGON clinical trial in ALS. Forward-looking statements are based on the Company’s current expectations and assumptions and are subject to significant risks and uncertainties that could cause actual results to differ materially from those expressed or implied. These risks include, among others, delays in completing the additional analyses or preparing and submitting the NDS, the possibility that the additional data may not provide the anticipated supporting evidence, uncertainties regarding the acceptance, review, timing and outcome of the NDS, the possibility that Health Canada may request additional information or clinical studies, delays in initiating or conducting the PARAGON trial, the possibility that the Company will not enter into a commercialization partnership for Canada on acceptable terms, or at all, uncertainty in estimates of ALS incidence and the potential patient population in Canada, the Company’s ability to obtain sufficient financing to support its operations and clinical development programs, the Company’s ability to maintain its listing on Nasdaq and other risks and uncertainties described in the Company’s filings with the U.S. Securities and Exchange Commission (SEC). There can be no assurance that the NDS will be submitted within the anticipated timeframe, that Health Canada’s review will be completed within the standard review period, or that PrimeC will receive regulatory approval. Additional information concerning these and other risks is included under "Risk Factors" in the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2026, and in its subsequent filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to update or revise any forward-looking statements, except as required by applicable law.

Investor Relations and Media Contact: NeuroSense Therapeutics Ltd., info@neurosense-tx.com | +972 (0)9 799 6183